KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen
Partner
Phone (212) 715-9522
GSilfen@KramerLevin.com

July 11, 2013

Kimberly Browning Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Re:

Post-effective amendments

(collectively, the “Amendments”) of

Gottex Multi-Asset Endowment Fund - I
File Nos.: 333-166619 and 811-22413 and

Gottex Multi-Asset Endowment Fund - II

File Nos.: 333-166618 and 811-22412 (collectively, the “Funds”),

filed on June 26, 2013

Dear Ms. Browning:

We hereby request selective review of the Amendments given that they are substantially similar in all material respects to the Funds’ registration statements declared effective on February 14, 2013.

We note that the Amendments include new disclosure regarding proposals to modify the management fee that remain subject to shareholder approval, which will be reflected in a proxy statement expected to be filed later in the year for a shareholder meeting to be held thereafter.

If you have any questions, please call me at (212) 715-9522. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George M. Silfen

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